Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”), pursuant to the provisions in Article 157, paragraph 4 of Brazilian Corporate Law (No. 6,404/76) and in the CVM Rule No. 358/02, hereby informs to shareholders and the market of its intention, directly or through its affiliates, to acquire outstanding shares of Redecard S.A (“Redecard”), through a public tender offer for the purpose of cancellation of Redecard’s authorization as a publicly held company before the Brazilian Securities and Exchange Commission (“CVM”) and withdrawal from the Novo Mercado Corporate Governance Listing Segment maintained by BM&FBOVESPA Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange (“Novo Mercado Segment”), pursuant to paragraph 4º, Article 4º of Brazilian Corporate Law, CVM Rule No. 361/02 and Sections X and XI of the Novo Mercado Segment Rules (“Tender Offer for Voluntary Delisting”).

We hereby inform that the Tender Offer for Voluntary Delisting will target the acquisition of 336,390,251 ordinary shares issued by Redecard (“RDCD Shares”) corresponding to 49.9859% of Redecard’s share capital. The maximum purchase price shall be of R$ 35.00 (thirty-five reais) per share, which shall be fully paid in cash (Brazilian Reais, BRL). Banco Itaú BBA S.A. will act as advisor and intermediary institution of the Tender Offer for Voluntary Delisting.

Itaú Unibanco also informed to Redecard, on this date, its intention regarding the Tender Offer for Voluntary Delisting. An Extraordinary General Meeting will be convened by the Board of Directors of Redecard, whereby (i) the holders of outstanding shares, as defined by the Novo Mercado Listing Rules, shall deliberate over the choice of the specialized service provider retained to produce the appraisal report on the RDCD Shares, within the list of three pre-selected companies to be presented by the Board of Directors and (ii) the shareholders shall deliberate the withdrawal of Redecard from the Novo Mercado Segment.

The Tender Offer for Voluntary Delisting is subject regulatory approval and other terms and conditions of the offer shall be disclosed to the market, in accordance with the applicable rules.

São Paulo-SP, February 7, 2012.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer